Mayer Brown LLP 1221 Avenue of the Americas New York, NY 10020-1001 United States of America T: +1 212 506 2500 F: +1 212 262 1910 www.mayerbrown.com
December 13, 2018 VIA EDGAR AND OVERNIGHT DELIVERY

Heather Percival
Russell Mancuso
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	InMode Ltd.
Amendment No. 3 to
Draft Registration Statement on Form F-1 Submitted November 8, 2018
CIK No. 0001742692

Dear Ms. Percival and Mr. Mancuso:

This letter is being furnished on behalf of InMode Ltd. (the “Company”) in response to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter, dated November 27, 2018, to Moshe Mizrahy, Chief Executive Officer of the Company, with respect to the above-referenced amended draft Registration Statement on Form F-1 (the “Registration Statement”).

The text of the Staff’s comments has been included in this letter below in bold and italics for your convenience, and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. We have also set forth the Company’s response to each of the numbered comments immediately below each numbered comment.

In addition, on behalf of the Company, we have attached to this letter as Exhibit A the Company’s revisions to the Registration Statement in response to the Staff’s comments.

Risk Factors, page 12

1.	Please expand your response to prior comment 1, providing us with your analysis of the company’s reliance on rule 3a-2(b) under the Investment Company Act. In the risk factor disclosure on the company’s investment company status, please add a precise discussion of rule 3a-2(b), including the date on which the company exceeded the 40% asset threshold under Section 3(a)(1)(C) of the Investment Company Act. Please clarify that such a date marks the beginning of the one-year safe harbor for transient companies under rule 3a-2. Please disclose the extent to which the company’s reliance on the one-year safe harbor would be affected by the starting date of the safe harbor.

Mayer Brown is a global services provider comprising an association of legal practices that are separate entities including
Mayer Brown LLP (Illinois, USA), Mayer Brown International LLP (England), Mayer Brown (a Hong Kong partnership)
and Tauil & Chequer Advogados (a Brazilian partnership).

U.S. Securities and Exchange Commission December 13, 2018 Page 2

The Company first exceeded the 40% asset threshold under Section 3(a)(1)(C) of the Investment Company Act of 1940, as amended, in June 2018 (marking the beginning of the one-year safe harbor period under Rule 3a-2).  The Company intends to return below such 40% asset threshold as soon as reasonably practicable. We anticipate being in compliance no later than December 31, 2018.  In the meantime, the Company intends to rely on Rule 3a-2 for temporary relief.  Rule 3a-2 requires an issuer to have a bona fide intent to be engaged primarily, as soon as is reasonably possible (in any event by the termination of the referenced one-year period), in a business other than that of investing, reinvesting, owning, holding or trading in securities. As indicated in our prior responses, the Company is not and does not hold itself out as an investment company and its business activities, as described in the Registration Statement, are not related to investing in securities. In order to comply with the 40% asset threshold, the Company’s board of directors intends to adopt prior to the consummation of this offering an investment policy that restricts the Company’s ability to acquire investment securities above the threshold. The Company has revised the Registration Statement as reflected on Exhibit A to describe the Company’s reliance on an interim basis on the Rule 3a-2 safe harbor.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 51

2.	Please expand your response to prior comment 3 to (1) tell us how you determined to group your products for purposes of your disclosure on page 52 given the categories that you mention on page 3, (2) clarify why products tailored to the needs of international customers cannot be included in your disclosure regarding revenue from the products you mention on page 52, and (3) tell us the portion of your revenue derived from the Fractora hand piece during the periods presented in your financial statements. Also, given your disclosure in the table on page 79, it is unclear whether the Contoura platform or products you no longer sell have contributed the balance of your revenue where your disclosure on page 52 does not total 100% of United States revenue; please clarify.

The Company included a breakdown of sales of the BodyTite and EmbraceRF platforms, the Optimas platform and products relating to women’s health (the Votiva platform) in the Registration Statement because they are the largest contributors to the Company’s revenues during the most recent period (combined sales that total approximately 70.5% of U.S. revenues for the nine months ended September 30, 2018).  The Company combined the BodyTite and EmbraceRF platforms into a single group because FaceTite is a handpiece that can be purchased and used on either platform.  The Company believes this breakdown allows investors to understand the significance of the Company’s largest revenue contributors.  No other single platform or product contributed 10% or more to the Company’s total revenues during the three and nine months ended September 30, 2018.

U.S. Securities and Exchange Commission December 13, 2018 Page 3

The Company is unable to group alternative international versions into a single group because such alternative international versions have applications and features derived from and associated with multiple different U.S. platforms.  No single alternative international version contributed 10% or more to the Company’s total revenues during the three and nine months ended September 30, 2018.

For the three- and nine-month periods ended September 30, 2018, the Company derived approximately $491,000 and $922,000, respectively, from the combined sale in the United States of the Fractora handpiece (excluding sales of platforms that use multiple handpieces including the Fractora handpiece) and platforms that exclusively use the Fractora handpiece. For the three- and nine-month periods ended September 30, 2017, the Company derived approximately $261,000 and $418,000, respectively, from the combined sale in the United States of the Fractora handpiece (excluding sales of platforms that use multiple handpieces including the Fractora handpiece) and platforms that exclusively use the Fractora handpiece. For the years ended December 31, 2017 and 2016, the Company derived approximately $647,000 and $1,262,000, respectively, from the combined sale in the United States of the Fractora handpiece (excluding sales of platforms that use multiple handpieces including the Fractora handpiece) and platforms that exclusively use the Fractora handpiece. The Company is unable to allocate revenues to the Fractora handpiece for platforms that use multiple handpieces including the Fractora handpiece. As a result, the Company believes that including revenues derived from the combined sale of the Fractora handpiece and platforms that exclusively use the Fractora handpiece in the Registration Statement would be misleading to investors.

For the three- and nine-month periods ended September 30, 2018, the Company derived approximately 9.9% and 9.2%, respectively, of its total U.S. revenues from the sale of products and solutions relating to the Contoura platform.  For the three- and nine-month periods ended September 30, 2017, the Company derived approximately 7.2% and 4.2%, respectively, of its total U.S. revenues from the sale of products and solutions relating to the Contoura platform.  For the years ended December 31, 2017 and 2016, the Company derived approximately 6.2% and 0%, respectively, of its total U.S. revenues from the sale of products and solutions relating to the Contoura platform. The Company has included the portion of revenues derived from each platform that contributes at least 10% to the Company’s total revenues in the Registration Statement.  The Contoura platform has not contributed at least 10% to the Company’s revenues during any period presented in the financial statements.

Components of Our Results of Operations, page 52

3.	We note that your response to prior comment 5 discloses your 2016 revenue from consumables and extended warranties combined. Please tell us the portion of your revenue from consumables in 2016. In this regard, please reconcile the statement in your October 11, 2018 letter to us that you expect a similar breakdown from consumables and warranties and service contracts for the foreseeable future with your disclosure on page 5 of your prospectus that your strategy includes your expectation that the percentage of your revenues attributable to consumables will increase as your customer base grows.

U.S. Securities and Exchange Commission December 13, 2018 Page 4

Supplementally, the Company notes that for the year ended December 31, 2016, the Company derived approximately 5% of its revenues from the sale of consumables and approximately 2% of its revenues from services contracts and warranties. The Company expects the percentage of both its revenues attributable to consumables and its revenues attributable to service contracts and warranties to increase; however, the Company also expects the split of such increased revenues between consumables and service contracts and warranties to be similar to the split during the most recent interim period for the foreseeable future.

Business, page 68

4.	Your disclosure on page 31 in response to prior comment 2 appears to address the conditions and procedures for which two of your products have received regulatory clearance for marketing in the United States. In an appropriate section of your document, please clarify the conditions and procedures for which you have received the required regulatory clearance to market each of your material products in each material jurisdiction.

The Company has revised the Registration Statement as reflected on Exhibit A to include a chart describing the conditions and procedures for which the Company has received clearance to market its principal products in the United States.

Joint Venture Equity Interest Conversion, page 114

5.	We note your response to prior comment 8. If your U.K. joint venture is based on a nonbinding document as indicated in exhibit 10.12, please revise your prospectus disclosure regarding the joint venture to clarify.

The Company acknowledges the Staff’s comment. As previously indicated there is a memorandum of understanding between the Company and its joint venture partner, Wigmore Medical Limited.  Despite the absence of a more detailed definitive agreement between the parties, both the Company and Wigmore have treated the memorandum of understanding as binding upon them. The Company and Wigmore have conducted their activities consistent with the arrangements described in the memorandum of understanding. As further indication of the parties’ view of their arrangements, the Company sought a formal waiver from Wigmore as we describe in the Registration Statement in relation to Wigmore’s conversion rights. Wigmore formally waived its rights to the extent described in the Registration Statement. As a matter of contract law, given that both parties have chosen to regard their arrangements as evidencing a binding commitment, and have in all respects treated their arrangement vis-à-vis third parties as a binding joint venture, we do not see a need to further revise the disclosure.

U.S. Securities and Exchange Commission December 13, 2018 Page 5

* * *

If you have any questions regarding the foregoing, feel free to contact Anna Pinedo at (212) 506-2275 or Brian Hirshberg at (212) 506-2176. Thank you for your assistance.

Sincerely,

Anna Pinedo
Mayer Brown LLP

cc:	Brian Hirshberg
Mayer Brown LLP

Moshe Mizrahy
Yair Malca
InMode Ltd.

Nathan Ajiashvili
Latham & Watkins LLP

Exhibit A

We forecast sales to determine requirements for our products and if our forecasts are incorrect, we may experience either shipment delays or increased costs.
Our subcontractors keep limited materials and components on hand. To help them manage their manufacturing operations and minimize inventory costs, we forecast anticipated product orders to predict our inventory needs up to six months in advance and enter into purchase orders on the basis of these forecasts. Our limited historical experience may not provide us with enough data to accurately predict future demand. If our business expands, our demand would increase and our suppliers may be unable to meet our demand. If we overestimate our requirements, our subcontractors will have excess inventory, and may transfer to us any increase in costs. If we underestimate our requirements, our subcontractors may have inadequate components and materials inventory, which could interrupt, delay or prevent delivery of our products to our customers. Any of these occurrences would negatively affect our financial performance and the level of satisfaction our customers have with our business.
Under applicable employment laws, we may not be able to enforce covenants not to compete and therefore may be unable to prevent our competitors from benefiting from the expertise of some of our former employees.
We have entered into non-competition agreements with many of our professional employees. These agreements prohibit our employees, if they cease working for us, from competing directly with us or working for our competitors for a limited period. Under applicable employment laws, we may be unable to enforce these agreements, in whole or in part, and it may be difficult for us to restrict our competitors from gaining the expertise our former employees gained while working for us. For example, Israeli courts have required employers seeking to enforce non-compete undertakings of a former employee to demonstrate that the competitive activities of the former employee will harm one of a limited number of material interests of the employer which have been recognized by the courts, such as the secrecy of a company’s confidential commercial information or its intellectual property. If we cannot demonstrate that harm would be caused to us, we may be unable to prevent our competitors from benefiting from the expertise of our former employees.
We may become subject to the requirements of the 1940 Act, which would limit our business operations and require us to spend significant resources to comply with such act.
Section 3(a)(1)(C) of the 1940 Act defines an investment company as any issuer that “is engaged or proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities, and owns or proposes to acquire investment securities having a value exceeding 40% of the value of such issuer’s total assets (exclusive of U.S. government securities and cash items).” As of December 31, 2017 and 2016, we held approximately 34.1% and 16.2%, respectively, of our total assets (excluding U.S. government securities and cash items) in investment securities. As of September 30, 2018, we held approximately 51.2% of our total assets (excluding U.S. government securities and cash items) in investment securities, which exceeds the threshold definition of an investment company. Rule 3a-2 under the 1940 Act provides temporary relief from the registration requirements of the 1940 Act to an issuer that, on a transient basis, is deemed to be an investment company. We first exceeded this 40% asset threshold in June 2018, marking the beginning of a one-year safe harbor period under Rule 3a-2. The transient investment company exemption may be relied upon for a period of up to one year by an issuer that can demonstrate a bona fide intent to be, as soon as is reasonably possible, engaged primarily in a business other than that of investing, reinvesting, owning, holding or trading in investment securities. Additionally, such exemption is available to a company no more than once every three years, and assuming no other exclusions were available to us, we would have to comply with the 40% asset threshold for at least three years after we ceased being an inadvertent investment company. This may limit our ability to make certain investments or enter into joint ventures that could otherwise have a positive impact on our earnings. We do not intend to engage primarily in the business of investing, reinvesting, owning, holding or trading in investment securities but rather intend to engage primarily in the business of producing and distributing medical aesthetics products and solutions, and intend to reduce our holdings of investment securities to less than 40% of our total assets (excluding U.S. government securities and cash items) as soon as reasonably practicable. In order to comply with the 40% asset threshold, our board of directors intends to adopt prior to the consummation of this offering an investment policy that restricts our ability to acquire investment securities above the threshold. Such investment policy will govern future investments to ensure we are not deemed an investment company.

510(k) Clearance Pathway
When a 510(k) clearance is required, we must submit a premarket notification demonstrating that our proposed device is “substantially equivalent,” as defined in the statute, to a previously cleared 510(k) device or a device that was in commercial distribution in the United States before May 28, 1976, the date upon which the Medical Device Amendments of 1976 were enacted, for which the FDA has not yet called for the submission of premarket approval applications.
After a 510(k) premarket notification is submitted, the FDA determines whether to accept it for substantive review. If it lacks necessary information for substantive review, the FDA will refuse to accept the 510(k) notification. If it is accepted for filing, the FDA begins a substantive review. By statute, the FDA is required to complete its review of a 510(k) notification within 90 days of receiving the 510(k) notification. As a practical matter, if the FDA requires additional information, clearance often takes far longer, and clearance is never assured. Although most 510(k) premarket notifications are cleared without clinical data, the FDA may require further information, including clinical data, to make a determination regarding substantial equivalence, which may significantly prolong the review process. If the FDA agrees that the device is substantially equivalent, it will grant clearance to commercially market the device.
If the FDA determines that the device is not “substantially equivalent” to a predicate device, or if the device is automatically classified into Class III, the device sponsor must then fulfill the much more rigorous premarketing requirements of the PMA approval process, or seek reclassification of the device through the de novo process. A manufacturer can also submit a petition for direct de novo review if the manufacturer is unable to identify an appropriate predicate device and the new device or new use of the device presents a moderate or low risk.
After a device receives 510(k) clearance, any modification that could significantly affect its safety or effectiveness, or that would constitute a new or major change in its intended use, will require a new 510(k) clearance or, depending on the modification, could require a PMA application or de novo classification. The FDA requires each manufacturer to determine whether the proposed change requires submission of a 510(k) or a PMA in the first instance, but the FDA can review any such decision and disagree with a manufacturer’s determination. Many minor modifications are accomplished by a letter-to-file in which the manufacture documents the change in an internal letter-to-file. The letter-to-file is in lieu of submitting a new 510(k) to obtain clearance for such change. The FDA can always review these letters to file in an inspection. If the FDA disagrees with a manufacturer’s determination regarding whether a new premarket submission is required for the modification of an existing device, the FDA can require the manufacturer to cease marketing and/or recall the modified device until 510(k) clearance or approval of a PMA is obtained. In addition, in these circumstances, the FDA can impose significant regulatory fines or penalties for failure to submit the requisite PMA(s).
Laser devices used for aesthetic procedures, such as hair removal, have generally qualified for clearance under 510(k) procedures.
The table below presents the specific FDA 510(k) clearances, dates and summary of cleared indications for our BodyTite, Optimas, Votiva, Contoura, Triton and EmbraceRF platforms.
Product Platform	Energy Source	Handpiece	FDA 510(k) Clearance and Cleared Indications
BodyTite	Radiofrequency (RF)	BodyTite 40W	K171593 (10/10/2017) The BodyTite product platform with the BodyTite 40W handpiece is indicated for use in dermatological and general surgical procedures for electrocoagulation and hemostasis.
		BodyTite 20W	K163190 (12/12/2016) The BodyTite product platform with the BodyTite 20W handpiece is indicated for use in dermatological and general surgical procedures for electrocoagulation and hemostasis.

Product Platform	Energy Source	Handpiece	FDA 510(k) Clearance and Cleared Indications
		FaceTite	K151793 (02/19/2016) The BodyTite product platform with the FaceTite handpiece is indicated for use in dermatological and general surgical procedures for electrocoagulation and hemostasis.
		Fractora with 60 Pin Tip	K102461 (06/02/2011) The BodyTite product platform with the Fractora with a 60 pin tip handpiece is indicated for use in dermatological procedures requiring ablation and resurfacing of the skin.
Fractora with 24 Pin Tip	K151273 (01/04/2016)
The BodyTite product platform with the Fractora with a 24 pin tip handpiece is indicated for use in dermatologic and general surgical procedures for electrocoagulation and hemostasis.
		Morpheus8	K180189 (06/01/2018) The BodyTite product platform with the Morpheus8 handpiece is indicated for the use in dermatological and general surgical procedures for electrocoagulation and hemostasis.
Optimas	RF	Fractora with 60 Pin Tip	K102461 (06/02/2011) The Optimas product platform with the Fractora with a 60 pin tip handpiece is indicated for use in dermatological procedures requiring ablation and resurfacing of the skin.
Fractora with 24 Pin Tip	K151273 (01/04/2016)
The Optimas product platform with the Fractora with a 24 pin tip handpiece is indicated for use in dermatologic and general surgical procedures for electrocoagulation and hemostasis.
RF	Forma	K172302 (12/08/2017)
The Optimas product platform with the Forma handpiece is indicated for the temporary relief of minor muscle aches and pain, temporary relief of muscle spasm, and temporary improvement of local blood circulation.

Product Platform	Energy Source	Handpiece	FDA 510(k) Clearance and Cleared Indications
	Intense Pulsed Light (IPL)	Lumecca 515 Lumecca 580
K123860 (04/02/2013)
The Optimas product platform with the Lumecca 515 and Lumecca 580 handpieces are indicated for:
•
the treatment of benign pigmented epidermal lesions, including dyschrornia, hyperpigmentation, melasma, ephelides (freckles); and

•
the treatment of benign cutaneous vascular lesions, including port wine stains, facial truncal and leg telangiectasias, rosacea, erythema of rosacea, angiomas and spider angiomas, poikilodenna of civatte, superficial leg veins and venous malformations.

	Laser	DiolazeXL	K170738 (08/07/2017) The Optimas product platform with the DiolazeXL handpiece is indicated for hair removal and permanent hair reduction.
Laser	Vasculaze	K173677 (02/23/2018)
The Optimas product platform with the Vasculaze handpiece is indicated for the treatment of vascular lesions, including angiomas, hemangiomas, telangiectasia, port wine stains, leg veins and other benign vascular lesions.
Votiva	RF	FractoraV	K151273 (01/04/2016) The Votiva product platform with the FractoraV handpiece is indicated for the use in dermatologic and general surgical procedures for electrocoagulation and hemostasis.
FormaV	K153568 (07/12/2016)*
The Votiva product platform with the FormaV handpiece is indicated for the temporary relief of minor muscle aches and pain, temporary relief of muscle spasm, and temporary improvement of local blood circulation.

Product Platform	Energy Source	Handpiece	FDA 510(k) Clearance and Cleared Indications
Contoura	RF	BodyFX
K131362 (10/08/2013)
The Contoura product platform with the BodyFX handpiece is indicated for the treatment of:
•
relief of minor muscle aches and pains, muscle spasms, temporary improvement of blood circulation; and

•
temporary reduction in the appearance of cellulite.

MiniFX
K160329 (08/19/2016)
The Contoura product platform with the MiniFX handpiece is indicated for the treatment of:
•
relief of minor muscle aches and pain, muscle spasms, temporary improvement of local blood circulation; and

•
temporary reduction in the appearance of cellulite.

Plus	K172302 (12/08/2017)
The Contoura product platform with the Plus handpiece is indicated for the temporary relief of minor muscle aches and pain, temporary relief of muscle spasms, and temporary improvement of local blood circulation.
Triton	Laser	Triton Duo Light	K180719 (06/14/2018) The Triton product platform with the Triton Duo Light and Triton Duo Dark handpieces are indicated for hair removal and permanent hair reduction.
Triton Duo Dark
EmbraceRF	RF	FaceTite	K151793 (02/19/2016) The EmbraceRF product platform with the FaceTite handpiece is indicated for use in dermatological and general surgical procedures for electrocoagulation and hemostasis.
		Morpheus8	K180189 (06/01/2018) The EmbraceRF product platform with the Morpheus8 handpiece is indicated for the use in dermatological and general surgical procedures for electrocoagulation and homeostasis.

*
In addition to the 510(k) clearance, we also market the FormaV for use with the Votiva platform pursuant to a classification regulation for “genital vibrators for therapeutic use” under 21 C.F.R. 884.5960, which permits “electronically operated device[s] intended and labeled for therapeutic use in the treatment of sexual dysfunction or as an adjunct to Kegel’s exercise (tightening of the muscles of the pelvic floor to increase muscle tone)” to be marketed without a 510(k) clearance.

Premarket Approval Pathway
A PMA must be submitted to the FDA if the device cannot be cleared through the 510(k) process. A PMA must be supported by extensive data, including, but not limited to, technical, preclinical, clinical trials, manufacturing and labeling, to demonstrate the safety and effectiveness of the device to the FDA’s satisfaction.
No device that we have developed has required premarket approval, nor do we currently expect that any future device or indication will require premarket approval.
Pervasive and Continuing Regulation
After the FDA permits a device to enter commercial distribution, numerous regulatory requirements apply. These include:
•
quality system regulations, or QSR, which require manufacturers, including third-party manufacturers, to follow stringent design, testing, control, documentation and other quality assurance procedures during all aspects of the manufacturing process;

•
clearance or approval of product modifications to 510(k)-cleared or PMA-approved devices that could affect safety or effectiveness;

•
labeling regulations and FDA prohibitions against the promotion of products for uncleared, unapproved or “off-label” uses;

•
advertising and promotion requirements;

•
medical device reporting regulations, which require that manufacturers report to the FDA if their devices may have caused or contributed to deaths or serious injuries or malfunctioned in ways that would likely cause or contribute to deaths or serious injuries if the malfunctions were to recur;

•
medical device correction and removal reporting regulations, which require the manufacturers to report to the FDA corrections and removals if undertaken to reduce a risk to health posed by the device or to remedy a violation of the FDCA that may present a risk to health; and

•
post-market surveillance regulations, which apply when necessary to protect the public health or to provide additional safety and effectiveness data for the devices.

We may be subject to similar foreign laws that may include applicable post-marketing requirements such as safety surveillance. Our manufacturing processes are required to comply with the applicable portions of the QSR, which cover the methods and the facilities and controls for the design, manufacture, testing, production, processes, controls, quality assurance, labeling, packaging, distribution, installation and servicing of finished devices intended for human use. The QSR also requires, among other things, maintenance of a device master file, device history file, and complaint files. As a manufacturer, our facilities, records and manufacturing processes are subject to periodic scheduled or unscheduled inspections by the FDA. Our failure to maintain compliance with the QSR or other applicable regulatory requirements could result in the shut-down of, or restrictions on, our manufacturing operations and the recall or seizure of our products. The discovery of previously unknown problems with any of our products, including unanticipated adverse events or adverse events of increasing severity or frequency, whether resulting from the use of the device within the scope of its clearance or off-label by a physician in the practice of medicine, could result in restrictions on the device, including the removal of the product from the market or voluntary or mandatory device recalls.

prior to the consummation of this offering, we cannot effect a change of control transaction without Guangzhou Sino-Israel Bio-Industry Investment Fund (LLP)’s prior written consent. Guangzhou Sino-Israel Bio-Industry Investment Fund (LLP) also has a liquidation preference in the event of any liquidation, dissolution or winding up of the Chinese joint venture, whereby it has the right to be paid out of assets legally available for distribution, before any other shareholder of the Chinese joint venture, an amount in cash equal to its contribution to the Chinese joint venture.
In addition, Wigmore Medical Limited, a non-controlling partner in our U.K. joint venture (Invasix UK Ltd.), had the right to convert its non-controlling equity interest in such joint venture into our ordinary shares prior to the consummation of our initial public offering. Such joint venture is governed by a memorandum of understanding dated March 4, 2014 which we treat as a binding commitment. The number of ordinary shares that Wigmore Medical Limited would have been entitled to receive was based on the product of Wigmore Medical Limited’s share percentage in Invasix UK Ltd. multiplied by Invasix UK Ltd.’s sales as a percentage of our total sales. However, on August 30, 2018, Wigmore Medical Limited waived any and all rights, privileges and interests with regards to such conversion right. Following receipt of the waiver, the non-controlling interest in Invasix UK Ltd. was reclassified as a non-controlling interest.
Indemnification Agreements
Prior to the effectiveness of the registration statement of which this prospectus forms a part, we intend to enter into separate indemnification agreements with each of our current office holders exculpating them from a breach of their duty of care to us to the fullest extent permitted by law and undertaking to indemnify them to the fullest extent permitted by law, including with respect to liabilities resulting from this offering to the extent such liabilities are not covered by insurance. See “Management — Exculpation, Indemnification and Insurance of Directors and Officers” for additional information.
Employment and Consulting Agreements
We have entered into employment or consulting agreements with all of our executive officers and key employees. These agreements contain standard provisions for a company in our industry regarding non-solicitation, confidentiality of information, non-competition and assignment of inventions. Our executive officers will not receive benefits upon the termination of their respective employment with us, other than payment of salary and benefits (and limited accrual of vacation days) during the required notice period for termination of their employment, which varies for each individual. The agreements are terminable by us at will, subject to prior notice, which varies for each individual.